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Exhibit 99.2

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002

I, Blair Sinton, the Group Finance Director of Gala Group Holdings Public Limited Company, certify that to the best of my knowledge (i) the Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of Gala Group Holdings Public Limited Company.

Date: January 24, 2003 /s/ BLAIR SINTON Blair Sinton Group Finance Director

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  Exhibit 99.2